September 24, 2012

Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Di Stefano:

On July 6, 2012, Cambria ETF Trust (the “Trust” or “Registrant”) filed pre-effective amendment no. 1 to its registration statement on Form N-1A (the “Pre-effective Amendment”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC the initial series of Registrant, the Cambria Currency Strategies ETF, the Cambria Shareholder Yield ETF, the Cambria Foreign Shareholder Yield ETF and the Cambria Emerging Shareholder Yield ETF (each, a “Fund,” and together, the “Funds”) (accession number 0000898432-12-000798).

You provided oral comments on the Pre-effective Amendment on August 15 and September 19, 2012.  Following below is a summary of those comments and Registrant’s responses to them.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-effective Amendment.

AUGUST 15, 2012 COMMENTS

Prospectus

Fund Summary

Cambria Currency Strategies ETF

1.           Please revise the disclosure in the second full paragraph of the Item 4 Principal Investment Strategies disclosure to clarify how the Fund will “expose” at least 80% of the value of its net assets (plus borrowings for investment purposes) to “currency-related investments.”  Please also revise the disclosure to define “currency-related investments.”

      RESPONSE:  Registrant has revised the paragraph consistent with the Staff’s comment to state, “Under normal market conditions, at least 80% of the value of the Fund’s net assets (plus borrowings for investment purposes) will be exposed to global currencies

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September 24, 2012

through investments in [the following bulleted items].”  This disclosure is very similar to existing currency strategy funds.1

2.             Supplementally, please explain why exchange-traded products (“ETPs”) are properly considered to be equity securities rather than derivatives given that they derive their value from an underlying asset or benchmark.

RESPONSE:  Registrant understands the Staff’s comment to suggest that, because ETPs derive their value from an underlying asset or portfolio of assets, which may be correlated with a benchmark, they arguably should be treated as derivatives and not equity securities.  When the Registrant invests in ETPs, it will be investing in pooled vehicles, with ETFs being the prototypical ETP.  Because some vehicles do not invest in securities, but rather invest in commodities or currencies, they are not registered funds and not ETFs, but function in many of the same ways for these purposes.  Registrant believes that the treatment of ETPs, like ETFs and, similarly, mutual funds, as equity securities – notwithstanding the fact that they derive their value from an underlying portfolio of assets, is appropriate for several reasons.  To begin, the Securities Exchange Act of 1934 (“Exchange Act”) defines “equity security” to mean, among other things, “any stock or similar security.”  Stocks and similar securities generally confer an ownership interest in the issuer.  In the case of ETPs, like mutual funds and ETFs, their shares do confer an ownership interest in such investment vehicle; more specifically, the shares of ETPs, like mutual funds and ETFs, confer on their holders an indirect, proportionate ownership interest in the value of the assets held by the ETP, mutual fund or ETF.

There are still other reasons to treat ETP shares as equity securities and not derivatives.  Many ETF exemptive applications – like Registrant’s – clearly draw a distinction between ETPs and derivatives, such as futures, options and swaps, and contemplate the ETF investing in ETPs but not derivatives.  Further, ETPs are deemed by various national securities exchanges to be equity securities that may be, and are, listed and traded on such exchanges pursuant to their equity listing rules.  See NYSE Arca Equities Rules 8.200 et seq.  In addition, trading in ETPs is not subject to margin requirements, which, historically, is a hallmark of trading in derivatives such as futures, options and swaps.  For these and other reasons, ETPs are appropriately treated as equity securities.

Registrant notes that it has clarified the definition of ETPs in the prospectus to avoid the implication that ETPs proposed to be used by the Fund may be viewed as derivatives.

3.             Disclose the expected credit quality, duration and maturity of the sovereign debt in which the Fund may invest.

RESPONSE:  Registrant has revised the Fund’s Item 4 disclosure consistent with the Staff’s comment.

1 Many of these investment companies can be identified by a Google search for “currency strategies fund.”

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4.           Explain supplementally how Cambria will select ETPs and ETFs for inclusion in the Fund’s portfolio.

RESPONSE:  Cambria will select ETPs and ETFs for inclusion in the Fund’s portfolio based on the currency exposure provided by such ETPs and ETFs relative to other exposures obtained through the Fund’s other investments, such as forward foreign currency contracts.  For example, if Cambria, through the application of its described investment process, determines that the Fund should increase its exposure to the Euro, Cambria may obtain additional exposure for the Fund to the Euro by investing in an ETP, such as Rydex’s CurrencyShares EuroTrust.  Similarly, if Cambria, through the application of its described investment process, determines that the Fund should increase its exposure to the Yen, Cambria may obtain additional exposure for the Fund to the Yen by investing in an ETF, such as the WisdomTree Dreyfus Japanese Yen Fund.  These ETF or ETP exposures will be managed in conjunction with other exposures obtained for the portfolio.

5.           It is the Staff’s position that, for purposes of satisfying the 80% test applicable to the Fund under Rule 35d-1 under the Investment Company Act of 1940 (“Act”), the Fund must consider the market value (and not the notional value) of the Fund’s forward foreign currency contracts.  Please revise the disclosure accordingly.

RESPONSE:  Registrant respectfully disagrees that the Fund should not be permitted to include the notional value of the forward foreign currency contracts in the Fund’s portfolio for purposes of determining compliance with any 80% test.  Section 35(d) of the Act is designed to prohibit funds from adopting names that are “materially deceptive or misleading.”  Here, allowing the Fund to include the notional value of its forward foreign currency contracts in determining compliance with an 80% test would not cause the Fund’s name, and its usage of the term “currency,” to be materially deceptive or misleading.  On the contrary, it would allow the Fund to identify in its name the primary driver of the investment performance of the Fund – i.e., currencies – including based on the Fund’s exposure to currencies through forward foreign currency contracts.

Section 35(d) authorizes the Commission to adopt rules clarifying the “materially deceptive or misleading” standard in section 35(d).  Pursuant to such authority, in 2001 the Commission adopted rule 35d-1 under the Act (the “Names Rule”).  In the adopting release for the Names Rule, the Commission characterized the rule as requiring “an investment company with a name that suggests a particular investment emphasis to invest in a manner consistent with its name.”2  Under this standard, including “currency” in the Fund’s name and allowing the Fund to consider the notional value of its forward foreign currency contracts is entirely appropriate and furthers this objective because the Fund’s investments in such contracts, whether they are collateralized by U.S. or foreign money market instruments, will result in the Fund’s investment emphasis being on – and its returns being driven by – the performance of the forward contracts.

2 Investment Company Act Release No. 24828 (Feb. 1, 2001) (“Adopting Release”).

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Further, assuming clear disclosure, the Fund should be permitted to include its investments in and its investment exposures to the U.S. dollar, including investments in U.S. Treasuries and other high quality money market instruments, for purposes of its 80% test.  Although sometimes forgotten in the U.S., the U.S. dollar is in fact a currency.  Indeed, the U.S. dollar is arguably the most important currency globally, and it is one of the most widely followed global currencies.  Thus, Registrant believes that it is entirely consistent with the Fund’s name and intent to expose its assets to global currencies, including the U.S. dollar.

In this regard, it should be noted that the name of the Fund is not the “Cambria Foreign Currency Strategies Fund” but rather the “Cambria Currency Strategies Fund.”  Thus, its investments in securities creating exposure for the Fund to the U.S. dollar should be counted for purposes of determining compliance with its 80% test.

This position is reinforced by the first paragraph of the Fund’s Principal Investment Strategies, which clearly states that the U.S. dollar is one currency to which the Fund will seek exposure.

Further, not counting U.S. dollar exposures for purposes of the Fund’s 80% test could unnecessarily force the Fund to obtain foreign currency exposures, even when Cambria believes that U.S. dollar exposures would provide the best currency investment at a given time.  This could prevent the Fund, or at least make it more difficult for the Fund, to make tactical investments “relative to the U.S. dollar” based on Cambria’s view of the U.S. dollar, which the Fund intends to do, as disclosed in the Fund’s Principal Investment Strategies.  Registrant does not believe this to be the right result, especially where there is nothing in the Fund’s name that requires it to invest in foreign currencies.

Registrant believes that it is for these and other reasons that the Commission and Staff have allowed many investment companies that include “currency” in their name to invest up to 100% of their assets in U.S. Treasuries and other high quality U.S. money market instruments while holding forward foreign currency contracts.3  Prohibiting the Fund from adopting substantially the same strategy would create an unlevel playing field and put Registrant at a competitive disadvantage.

Further, prohibiting the Fund from adopting this same strategy may increase the Fund’s costs and risks for shareholders.  More specifically, if the Staff continues to assert that either the notional value of the Fund’s forward foreign currency contracts or the Fund’s exposures to the U.S. dollar, through investments in U.S. Treasuries and other high quality U.S. money market instruments, cannot be counted for purposes of the Fund’s 80% test, Cambria can and will invest the Fund in instruments, such as fixed income and non-U.S. dollar denominated money market instruments, to provide collateral for the Fund’s forward foreign currency contracts.  The Staff  has indicated these instruments could be counted toward satisfaction of the Fund’s 80% test.  The Staff should note,

3 See supra note 1.

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however, that forcing this approach on the Fund is expected to result in higher costs for the Fund and its shareholders and, potentially, more volatility (depending upon the foreign currencies in which the Fund’s collateral is denominated and the volatility of such currencies).  For example, to the extent the Fund invests in a foreign money market fund compared to a U.S. money market fund, those funds may have higher expenses whose costs would be ultimately borne by shareholders.  Similarly, to the extent that transaction costs associated with non-U.S. fixed income instruments are higher than in the U.S., those additional costs would be borne by the Fund’s shareholders.  Thus, Registrant believes that the approach suggested by the Staff is not in the best interests of shareholders.

For the above reasons, Registrant requests that the Staff reconsider its position as to how the Fund may satisfy its 80% test and confirm either (i) that the Fund may count the notional value of its forward foreign currency contracts toward satisfaction of the test or (ii) that, with appropriate disclosure, the Fund may count its investments in U.S. dollar denominated money market instruments and U.S. Treasuries toward satisfaction of its 80% test.

6.           The Fund’s Item 4 disclosure states as follows:

Cambria utilizes a quantitative model to select long and short currency exposures for the Fund.  The model reviews fundamental and technical characteristics of potential investments, such as the interest rate of a security and/or its price momentum, to identify potentially attractive investments for the Fund and the opportune time to purchase and sell such investments.

Please revise the disclosure to clarify how the Fund’s long and short currency exposures are determined.

RESPONSE:  Registrant revised the relevant paragraph of the Fund’s Item 4 disclosure as follows:

Cambria utilizes a quantitative model to select long and short currency exposures for the Fund.  The model reviews various characteristics of potential currency investments, such as the interest rate paid by the government backing the currency to issue short- and long-term debt and market sentiment about the currency as reflected in trading activity related to the currency.  By considering together the various characteristics of potential currency investments, the model identifies potential long and short currency allocations for the Fund, as well as opportune times to make such allocations.

7.           Please disclose whether the junk bonds in which the Fund may invest will be U.S.-denominated or non-U.S.-denominated fixed income securities.

RESPONSE:  Registrant has revised the disclosure to clarify that the Fund may invest in either U.S. dollar-denominated or non-U.S. dollar-denominated junk bonds.

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8.           If the forward foreign currency contracts that the Fund will hold will be traded over-the-counter, please consider including counterparty risk disclosure in the Fund’s Item 4 and Item 9 disclosures.

RESPONSE:  Registrant notes that the Fund’s Item 4 and Item 9 risk disclosures in pre-effective amendment no. 1 included, and continue in the Pre-effective Amendment to include, Counterparty Risk disclosure, and has clarified the applicability of counterparty risk to forward foreign currency contracts..

Fund Summary

All Funds

9.            Unless the Funds will be sold by an insured depositary institution, delete the following sentence in each Fund’s Item 4 Principal Risks disclosure:  “An investment in a Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

RESPONSE:  Registrant has deleted the referenced sentence from each Fund’s Item 4 Principal Risks disclosure.

10.          In the Funds’ Item 11 disclosure, please state how the Funds will value forward foreign currency contracts.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

Fund Summary

Cambria Foreign Shareholder Yield ETF

Cambria Emerging Shareholder Yield ETF

11.           The Cambria Foreign Shareholder Yield ETF and the Cambria Emerging Shareholder Yield ETF each state in the second paragraph of their Item 4 Principal Investment Strategies Disclosure that the Fund invests at least 80% of its total assets in equity securities of companies “located” in, respectively, developed and emerging markets.  Please clarify how a company’s location will be determined (e.g., its domicile, the source of its revenues).

 RESPONSE:  Registrant has revised the disclosure to clarify that Cambria considers a company to be located in the country where it is domiciled and/or listed for trading on the equivalent of a national securities exchange.

SEPTEMBER 19, 2012 COMMENTS

12.           Due to Registrant’s inclusion of the word “yield” in the name of the Cambria Shareholder Yield Fund, Cambria Foreign Shareholder Yield Fund and Cambria Emerging Shareholder Yield Fund, each of these funds should have current income as their primary investment objective.

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RESPONSE:  Registrant has revised the investment objective of the Cambria Shareholder Yield Fund as follows:

The Fund seeks to preserve and grow capital from investments in the U.S. equity market, and in particular in companies that ~~will~~ generate current income through the payment of dividends and other investment returns through ~~the payment of dividends and through the appreciation of their~~ share price appreciation.

In addition, substantially the same changes have been made to the investment objectives of the Cambria Foreign Shareholder Yield Fund and Cambria Emerging Shareholder Yield Fund.

While section 35(d) of the 1940 Act makes it “unlawful for any registered investment company to adopt as a part of [its] name … any word or words that the Commission finds are materially deceptive or misleading,” Registrant is not aware of any Commission guidance that inclusion of the word “yield” in a fund’s name requires the fund to seek current income as an investment objective.  Most importantly, Rule 35d-1 itself does not require a fund with “yield” in its name to seek current income as an investment objective.  In fact, Rule 35d-1 does not impose any requirements on fund investment objectives.4  In addition, neither the proposing release for the Names Rule nor the Adopting Release includes any such statement by the Commission, and the FAQs for the Names Rule do not include such guidance.

Further, Registrant believes that revising the Funds’ primary investment objectives to seek current income, as suggested by the Staff, would result in the Funds’ names failing to account for other aspects of their “shareholder yield” strategy.  As noted in the Funds’ Principal Investment Strategies,

Cambria views equity securities as providing a high shareholder yield if they exhibit strong cash flows, as reflected by their payment of dividends to shareholders and their return of capital to shareholders in other forms, such as through net stock buybacks and net debt paydown.

Accordingly, Registrant believes that the Funds’ investment objectives, as revised, accurately reflect the shareholder yield strategy pursued by the Funds, which in turn is appropriately reflected in the Funds’ names.

4 Rather, Rule 35d-1 generally only requires that 80% of a fund’s assets be invested “in the type of investment suggested by its name.”  Adopting Release at note 8 (surrounding text).

File Nos. 333-180879 and 811-22704
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*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Eric W. Richardson
Cambria Investment Management, LLC
Kurt J. Decko
K&L Gates LLP